                                                                 EXHIBIT (d)(vi)

                          INFORMATION AGENT AGREEMENT
                          ---------------------------

      This document will constitute the agreement between PACHOLDER FUND, INC. (the "Fund"), with its principal executive offices at 8044 Montgomery Road, Suite 382, Cincinnati, OH 45236, and SHAREHOLDER COMMUNICATIONS CORPORATION ("SCC"), with its principal executive offices at 17 State Street, New York, NY 10004, relating to a rights offering (the "Offer") of the Fund.

The services to be provided by SCC will be as follows:


  (1) INDIVIDUAL HOLDERS OF RECORD AND BENEFICIAL OWNERS
      --------------------------------------------------

      Target Group. SCC estimates that it may call between 420 to 1,200 of the
      ------------
      approximately 5,700 outstanding beneficial and record shareholders. The estimate number is subject to adjustment and SCC may actually call more or fewer shareholders depending on the response to the Offer or at the Fund's direction.

      Telephone Number Lookups.  SCC will obtain the needed telephone numbers
      ------------------------
      from various types of telephone directories.

      Initial Telephone Calls to Provide Information. SCC will begin telephone
      ----------------------------------------------
      calls to the target group as soon as practicable. Most calls will be made during 10:00 a.m. to 9:00 p.m. on business days and only during 10:00 a.m. to 5:00 p.m. on Saturdays. No calls will be received by any shareholder after 9:00 p.m. on any day, in any time zone, unless specifically requested by the shareholder. SCC will maintain "800" lines for shareholders to call with questions about the Offer. The "800" lines will be staffed Monday through Friday between 9:00 a.m. and 9:00 p.m.

      Remails. SCC will coordinate remails of offering materials to the
      -------
      shareholders who advise SCC that they have discarded or misplaced the originally mailed materials.

      Reminder/Extension Mailing. SCC will help to coordinate any targeted or
      --------------------------
      broad-based reminder mailing at the request of the Fund. SCC will mail only materials supplied by the Fund or approved by the Fund in advance in writing.

      Subscription Reports. SCC will rely upon the Subscription Agent for the
      --------------------
      Offer for accurate and timely information as to participation in the Offer.

  (2) BANK/BROKER SERVICING

      SCC will contact all banks, brokers and other nominee shareholders ("intermediaries") holding stock as shown on appropriate portions of the shareholder lists to ascertain quantities of offering materials needed for forwarding to beneficial owners.

      SCC will deliver offering materials by messenger to New York City based intermediaries and by Federal Express or other means to non-New York City based intermediaries. SCC will also followup by telephone with each intermediary to ensure receipt of the offering materials and to confirm timely remailing of materials to the beneficial owners.

      SCC will maintain frequent contact with intermediaries to monitor shareholder response and to ensure that all liaison procedures are proceeding satisfactorily. In addition, SCC will contact beneficial holders directly, if possible, and do whatever may be appropriate or necessary to provide information regarding the Offer to this group.

      SCC will, as frequently as practicable, report to the Fund regarding responses from intermediaries.


  (3) PROJECT FEE

      In consideration for acting as Information Agent SCC will receive a project fee of $5,500.


  (4) ESTIMATED EXPENSES

      SCC will be reimbursed by the Fund for its reasonable out-of-pocket expenses incurred, provided that SCC submits to the Fund an expense report itemizing such expenses and providing copies of all supporting bills in respect of such expenses. If the actual expenses incurred are less than the portion of the estimated high range expenses paid in advance by the Fund, the Fund will receive from SCC a check payable in the amount of the difference at the time that SCC sends its final invoice for the second half of the project fee.

      SCC's expenses are estimated as set forth below and the estimates are based largely on data provided to SCC by the Fund. In the course of the Offer the expenses and expense categories may change due to changes in the Offer schedule or due to events beyond SCC's control, such as delays in receiving offering material and related items. In the event of significant change or new expenses not originally contemplated, SCC will notify the Fund by telephone and/or by letter for approval of such expenses.



     Estimated Expenses                                            Low Range   High Range
     ------------------                                             --------    --------

     Distribution expenses....................................       $ 2,500     $ 3,500

     Telephone # look up
     2,004 @ $.50.............................................         1,002       1,002

     Outgoing telephone 420 to 1,200 @ $3.50..................         1,470       4,200

     Incoming "800" calls
     284 to 590 @ $3.50.......................................        997.50       2,065

     Miscellaneous, data processing, postage, deliveries
     Federal Express and mailgrams............................           500         750
                                                                    --------    --------

       Total Estimated Expenses...............................       $ 6,469     $11,517
                                                                    ========    ========

 (5) PERFORMANCE
     -----------

     SCC will use its best efforts to achieve the goals of the Fund but SCC is not guaranteeing a minimum success rate. SCC's project fee as provided for in Section 3 or expenses as provided for in Section 4 are not contingent on success or failure of the Offer.

     SCC's strategies revolve around a telephone information campaign. The purpose of the telephone information campaign is to raise the overall awareness among shareholders of the Offer and help shareholders better understand the transaction. This in turn may result in higher overall response.


 (6) COMPLIANCE
     ----------

     The Fund will be responsible for its compliance with any regulations required by the Securities and Exchange Commission or National Association of Securities Dealers, Inc. or any applicable federal or state agencies.

     In rendering the services contemplated by this Agreement, SCC agrees not to make any representations, oral or written, to any shareholders or prospective shareholders of the Fund that are not contained in the Fund's Prospectus, unless previously authorized to do so in writing by the Fund.


 (7) PAYMENT
     -------

     Payment for one half the project fee ($2,750.00) and one half the estimated high range expenses ($5,758.50) for a total of $8,508.50 will be made at the signing of this Agreement. The balance, if any, will be paid by the Fund thirty days after SCC sends its final invoice.

 (8) MISCELLANEOUS
     -------------

     SCC will hold in confidence and will not use nor disclose to third parties information SCC receives from the Fund, or information developed by SCC based upon such information received by SCC, except for information which was public at the time of disclosure or becomes part of the public domain without disclosure by SCC or information which SCC learns from a third party which does not have an obligation of confidentiality to the Fund.

     In the event the project is canceled for an indefinite period of time after the signing of this Agreement and before the expiration of the Offer, SCC will be reimbursed by the Fund for any expenses incurred and not less than 100% of the project fee.

     The Fund agrees to indemnify, hold harmless, reimburse and defend SCC, and its officers, agents and employees, against all claims or threatened claims, costs, expenses, liabilities, obligations, losses or damages (including reasonable legal fees and expenses) of any nature, incurred by or imposed upon SCC, or any of its officers, agents or employees, which results, arises out of or is based upon services rendered to the Fund in accordance with the provisions of this Agreement, provided that such services are rendered to the Fund without any negligence, willful misconduct, bad faith or reckless disregard on the part of SCC, or its officers, agents and employees.


     This Agreement will be governed by and construed in accordance with the laws of the State of New York. This Agreement sets forth the entire agreement between SCC and the Fund with respect to the agreement herein and cannot be modified except in writing by both parties.

     IN WITNESS WHEREOF, the parties have signed this Agreement this _____ day of February 1999.


PACHOLDER FUND, INC.                    SHAREHOLDER COMMUNICATIONS
                                        CORPORATION



By                                      By
  -------------------------               -------------------------
  James E. Gibson                         Robert S. Brennan
  Senior Vice President                   Vice President